SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Joint press announcement dated June 30, 2005 regarding connected transactions in relation to financial assistance provided to connected persons and the exercise of a call option granted by a member of the Hutchison Telecommunications International Limited group of companies to a connected person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Lincoln Pennington
Tim Lincoln Pennington
Executive Director and Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JOINT ANNOUNCEMENT

CONNECTED TRANSACTIONS

The HWL Board announces that on 30 June 2005, HWL entered into the SBLC Deed of Amendment agreeing to extend the final maturity date of the SBLC Facility granted to ETH which is supported by the HWL Guarantee from 30 June 2005 to up to 30 September 2005.

The HTIL Board announces that on 30 June 2005, HWL and HT (BVI), a wholly owned subsidiary of HTIL, entered into the Supplemental Pass Through Agreement pursuant to which HT (BVI) agreed, subject to obtaining HTIL independent shareholders’ approval, if required, to extend the Indemnity granted in favour of HWL under the ETH Pass Through Agreement to cover any claims against and liabilities of HWL arising from the HWL Guarantee.

ETH is a connected person of HWL and of HTIL by virtue of being a substantial shareholder of Hutchison Max, a non wholly owned subsidiary of both HWL and HTIL.

The extension of the HWL Guarantee by HWL constitutes a connected transaction for HWL under Listing Rule 14A.13 which is only subject to the reporting and announcement requirements under Listing Rule 14A.66.

The grant of the Indemnity by HT (BVI) to HWL constituted a connected transaction for HTIL which would have been subject to HTIL independent shareholders’ approval but for the waiver from strict compliance with that requirement granted by the Stock Exchange at time of Listing. The extension of the Indemnity to cover the HWL Guarantee constitutes a connected transaction for HTIL which, subject to provision of further information by HTIL to the Stock Exchange, may require approval of HTIL independent shareholders at a general meeting.

The HWL Board and the HTIL Board also announce that on 30 June 2005, ETH exercised the Call Option as described in the Prospectus. Following the exercise of the Call Option, HTIL Group’s aggregate direct equity interest and economic interest in Hutchison Max is reduced from approximately 56% to approximately 53.1% and Hutchison Max remains an indirect subsidiary of both HWL and HTIL.

AMENDMENT OF THE SBLC FACILITY AGREEMENT

On 30 June 2005, ETH agreed to an extension of the Original Facility provided by the Lenders which are financial institutions independent of HWL and HTIL. Part of the security for the Original Facility was the SBLC issued by the SBLC Issuer, also an independent financial institution, under the SBLC Facility Agreement granted to ETH. The due performance of ETH’s obligations under the SBLC Facility Agreement is secured by the HWL Guarantee which in turn is counter-indemnified by HT (BVI).

The SBLC Issuer has entered into a risk participation agreement with the Participants in relation to the SBLC Facility Agreement. The SBLC Issuer, the Participants and HWL have agreed to extend the final maturity date of the SBLC Facility.

Deed of Amendment relating to the SBLC Facility

Date:	30 June 2005

Parties:	(1) ETH as SBLC applicant
(2) SBLC Issuer
(3) the Participants
(4) HWL as guarantor

Facility:	US$260 million (or approximately HK$2,028 million) standby letter of credit facility

Guarantor’s consent:	HWL consents as guarantor to the extension of the final maturity date of the SBLC Facility from 30 June 2005 to up to 30 September 2005 so as to enable the expiry date of the SBLC to be extended by one or more amendments to up to 30 September 2005

The HWL Group is entitled to receive from ETH a credit support fee at a normal commercial rate for provision of the HWL Guarantee.

SUPPLEMENTAL PASS THROUGH AGREEMENT

As disclosed in the Prospectus, HT (BVI) agreed under the ETH Pass Through Agreement to indemnify HWL against all claims and liabilities of HWL in connection with the provision by HWL of any credit support for loans to ETH under the Indian Consolidation Agreement after Listing. As contemplated in the Indian Consolidation Agreement and as disclosed in the Prospectus, HWL had an obligation, under certain circumstances, to extend the credit support to ETH to 30 June 2005. HWL and HT (BVI) have agreed, subject to obtaining HTIL independent shareholders’ approval, if required, to extend the Indemnity granted under the ETH Pass Through Agreement to cover the HWL Guarantee provided in relation to the SBLC Facility.

Supplemental ETH Pass Through Agreement

Date:	30 June 2005

Parties:	(1) HWL
(2) HT (BVI)

Amendment:

The Indemnity granted in favour of HWL against claims and liabilities of HWL in connection with the provision by HWL of any credit support for loans to ETH under the Indian Consolidation Agreement is, subject to obtaining HTIL independent shareholders’ approval, if required, extended to cover any claims and liabilities against HWL arising from the HWL Guarantee.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTIONS

As described in the Prospectus, credit support had originally been provided to ETH in connection with the HWL Group’s initial investment in certain of its telecommunications operators in India. It is not uncommon for a joint venture partner whose contribution to the joint venture is not, from a commercial point of view, of a financial nature to impose as a condition to the setting up of the joint venture that it is provided with funding by the joint venture partner whose contribution is of a financial nature.

The parties have agreed to extend the HWL Guarantee in recognition that there are a number of current initiatives undertaken by ETH on behalf of Hutchison Max that are for the benefit of HWL and of HTIL. Accordingly, the HWL Board, including the Independent Non-executive Directors, considers that the SBLC Deed of Amendment and the Supplemental Pass Through Agreement are entered into in the ordinary and usual course of business of HWL and the terms as contained therein are normal commercial terms, which were arrived at after arm’s length negotiations between the parties, and are fair and reasonable and in the interests of HWL and its shareholders taken as a whole. The HTIL Board, including the Independent Non-executive Directors, considers that the Supplemental Pass Through Agreement is entered into in the ordinary and usual course of business of HTIL and the terms as contained therein are normal commercial terms, which were arrived at after arm’s length negotiations between the parties, and are fair and reasonable and in the interests of HTIL and its shareholders taken as a whole.

EXERCISE OF CALL OPTION GRANTED TO ETH

As disclosed in the Prospectus, pursuant to the Indian Consolidation Agreement, ETH had a call option to acquire from Usha Martin Telematics, a subsidiary of each of HWL and HTIL, an additional stake in Hutchison Max equal to 30% of the valuation of Hutchison Telecom East Limited over the valuation of Hutchison Max (the “Call Option”) at the historical cost of acquisition of the stake together with interest. The parties agreed on 30 June 2005 (i) this stake to equate to approximately 3.43% of the issued share capital of Hutchison Max; and (ii) the strike price to equate to approximately INR2,670 million (approximately HK$480 million or US$61 million).

HTIL was granted a waiver by the Stock Exchange at time of Listing from strict compliance with the announcement and independent shareholders’ approval requirements for the Call Option, which constituted at the time of its grant a connected transaction for HTIL and since then a connected transaction for HWL.

ETH exercised the Call Option on 30 June 2005. As required by Listing Rule 14A.69(2), the HWL Board and HTIL Board announce the exercise of the Call Option.

Following the exercise of the Call Option, (i) the HTIL Group has an aggregate direct equity interest of 42.34% and indirect economic interest of 10.76% in Hutchison Max giving the HTIL Group an aggregate interest of approximately 53.1%; and (ii) Hutchison Max remains an indirect subsidiary of HWL and HTIL.

GENERAL

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy and infrastructure, finance and investments; and telecommunications.

The HTIL Group is a leading global provider of telecommunications services. The HTIL Group’s business is currently in nine markets around the world. It currently operates mobile and fixed telecom services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. It expects to launch mobile services in Vietnam later this year.

ETH is a connected person of HWL and of HTIL by virtue of being a substantial shareholder of Hutchison Max, an indirect non wholly owned subsidiary of HWL and of HTIL.

The extension of the HWL Guarantee by HWL constitutes a connected transaction for HWL under Listing Rule 14A.13. As the aggregate amount of the financial assistance, the subject matter of the extension, represents less than 2.5% of the applicable percentage ratios of HWL, such connected transaction is, according to Rule 14A.66(2), only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 for HWL and is exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

The grant of the Indemnity by HT (BVI) to HWL constituted a connected transaction for HTIL which would have been subject to HTIL independent shareholders’ approval but for the waiver from strict compliance with that requirement granted by the Stock Exchange at time of Listing. The extension of the Indemnity to cover the HWL Guarantee constitutes a connected transaction for HTIL which, subject to provision of further information by HTIL to the Stock Exchange, may require approval of HTIL independent shareholders at a general meeting.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“Call Option”	shall have the meaning ascribed to it in the section entitled “Exercise of Call Option granted, and transfer of Hutchison Max shares, to ETH” above

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“Consolidation”	the restructuring and consolidation of the HTIL Group’s six Indian mobile telecommunications operators under one holding company effected on 1 February 2005

“ETH”	Essar Teleholdings Limited, a company incorporated in India and a substantial shareholder of Hutchison Max

“ETH Pass Through Agreement”	the agreement dated 24 September 2004 among HTI (1993), HWL and HT (BVI) pursuant to which HT (BVI) agreed to perform all of HTI (1993)’s outstanding obligations under the Indian Consolidation Agreement as consideration for HTI (1993) passing through its rights under the Indian Consolidation Agreement

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTI (1993)”	HTI (1993) Holdings Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of HWL

“HT (BVI)”	Hutchison Telecom (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of HTIL

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTIL Board”	the board of directors of HTIL

“HTIL Group”	HTIL and its subsidiaries

“Hutchison Max”	Hutchison Max Telecom Limited, a company incorporated in India and a non wholly owned subsidiary of each of HWL and HTIL

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 013)

“HWL Board”	the board of directors of HWL

“HWL Group”	HWL and its subsidiaries

“HWL Guarantee”	the guarantee dated 30 December 2004 issued by HWL to the SBLC Issuer in respect of the obligations of ETH under the SBLC Facility Agreement, as amended from time to time

“Indemnity”	the indemnity extended by HT (BVI) to HWL under the ETH Pass Through Agreement in respect of all claims against and liabilities of HWL in connection with the provision by HWL of any credit support for loans to ETH under the Indian Consolidation Agreement after Listing

“Indian Consolidation Agreement”	an agreement dated 5 July 2003 between HTI (1993), ETH and Usha Martin Telematics in relation to, amongst others, the Consolidation and the Call Option

“JKF”	JayKay Finholding (India) Private Limited, a company incorporated in India and a non wholly owned subsidiary of both HWL and HTIL and part of the Kotak Mahindra Group

“Kotak Mahindra Group”	Kotak Mahindra Capital Co., a company incorporated in India, and its subsidiaries

“Lenders”	the parties named in the Loan Agreement as the lenders being financial institutions independent of HWL and of HTIL

“Listing”	the listing of shares of par value HK$0.25 each in the share capital of HTIL on the Main Board of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Loan Agreement”	the loan agreement dated 22 December 2004 between ETH as borrower and the Lenders in respect of the Original Facility

“Original Facility”	the Rupee term loan facility provided to ETH pursuant to the Loan Agreement

“Participants”	the participants pursuant to a risk participation agreement in relation to the SBLC Facility Agreement

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

“Prospectus”	the prospectus issued by HTIL dated 30 September 2004 for the global offering of its shares

“SBLC”	a US$260 million standby letter of credit issued by the SBLC Issuer pursuant to the SBLC Facility Agreement (as amended from time to time)

“SBLC Deed of Amendment”	the deed of amendment dated 30 June 2005 in relation to the SBLC and made among ETH as SBLC applicant, SBLC Issuer, the Participants and HWL as guarantor

“SBLC Facility’	the US$260 million SBLC facility provided to ETH pursuant to the SBLC Facility Agreement

“SBLC Facility Agreement”	the SBLC Facility Agreement dated 27 December 2004 between ETH and the SBLC Issuer

“SBLC Issuer”	the issuer of the SBLC, being a financial institution independent of HWL and of HTIL

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	shall have the meaning ascribed to it in the Listing Rules

“Supplemental Pass Through Agreement”	the Supplemental Pass Through Agreement between HT (BVI) and HWL dated 30 June 2005

“Usha Martin Telematics”	Usha Martin Telematics Limited, a company incorporated in India and a subsidiary of both HWL and HTIL and part of the Kotak Mahindra Group

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR” or “Rupee”	Indian Rupees, the lawful currency of the Republic of India

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of HK$1.00 to INR5.6 and HK$7.80 to US$1.00 are adopted.

As at the date of this announcement, the Directors of each of HWL and HTIL are:

HWL:

Executive Directors:	Non-executive Director:
Mr. LI Ka-shing (Chairman)	Mr. William SHURNIAK
Mr. LI Tzar Kuoi, Victor (Deputy Chairman)
Mr. FOK Kin-ning, Canning	Independent Non-executive Directors:
Mrs. CHOW WOO Mo Fong, Susan	Mr. Michael David KADOORIE
Mr. Frank John SIXT	Mr. Holger KLUGE
Mr. LAI Kai Ming, Dominic	Mr. William Elkin MOCATTA
Mr. George Colin MAGNUS	(Alternate to Mr. Michael David Kadoorie)
Mr. KAM Hing Lam	Mr. Simon MURRAY
Mr. OR Ching Fai, Raymond
Mr. WONG Chung Hin
(Also Alternate to Mr. Simon Murray)
HTIL: Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning (Chairman)
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff
Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

By Order of the Board	By Order of the Board
Hutchison Whampoa Limited	Hutchison Telecommunications International Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 30 June 2005